UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6 – K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2012

Commission File Number 0-31691

ZIM CORPORATION

150 Isabella Street, Suite 150

Ottawa, Ontario

Canada K1S 1V7

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Quarterly Business Review by Management for the

Quarter Ended June 30, 2012

TABLE OF CONTENTS

Item 1. Selected Financial Data	3

Item 2. Quarterly Business Review	7

Item 3. Quantitative and Qualitative Disclosures About Market Risks	11

Signatures	14

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ITEM 1 – SELECTED FINANCIAL DATA

ZIM Corporation

Condensed Consolidated Statements of Operations

(Expressed in US dollars)

(Unaudited)

	Three months ended June 30, 2012	Three months ended June 30, 2011
	$	$
Revenue
Mobile	16,745	49,941
Software	34,034	256,681
Software maintenance and consulting	246,465	264,694
Total revenue	297,244	571,316

Operating expenses
Cost of revenue	27,844	36,973
Selling, general and administrative	256,109	310,180
Research and development	141,943	177,309
Total operating expenses	425,896	524,462

Income (loss) from operations	(128,652)	46,854
Other income :
Interest income, net	26,429	25,486
Total other income	26,429	25,486
Net income (loss) before income taxes	(102,223)	72,340
Income tax benefit	38,073	48,451
Net income (loss)	(64,150)	120,791

Basic and fully diluted income (loss) per share	(0.001)	0.001
Weighted average number of shares outstanding	125,460,867	125,460,867

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ZIM Corporation

Condensed Consolidated Statements of Cash Flows

(Expressed in US dollars)

(Unaudited)

	Three months ended June 30, 2012	Three months ended June 30, 2011
	$	$
OPERATING ACTIVITIES
Net income (loss)	(64,150)	120,791
Items not involving cash:
Depreciation of property and equipment	3,105	3,669
Amortization of intangible assets	2,475	2,593
Stock-based compensation	—	—
Gain on sale of assets	—	—
Changes in operating working capital
Decrease in accounts receivable	59,213	(55,578)
Increase in investment tax credits receivable	(42,225)	(79,716)
Decrease in prepaid expenses	8,395	10,473
Increase in accounts payable	66,762	(8,372)
Decrease in deferred rent	—	—
Increase (decrease) in accrued liabilities	(9,998)	191,747
Increase (decrease) in deferred revenue	49,044	68,007
Cash flows provided by operating activities	72,651	253,614

INVESTING ACTIVITIES
Purchase of property and equipment	(3,364)	(9,379)
Proceeds from sale of property and equipment	—	—
Cash flows provided by (used in) investing activities	(3,364)	(9,379)

FINANCING ACTIVITIES
Cash flows provided by financing activities	—	—

Effect of changes in exchange rates on cash and cash equivalents	(159,967)	(72,883)

Increase in cash	(90,680)	171,352
Cash and cash equivalents, beginning of period	1,762,171	1,770,990
Cash and cash equivalents, end of period	1,671,491	1,942,342

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 ZIM Corporation

Condensed Consolidated Balance Sheets

 (Expressed in US dollars, except for share data)

	June 30, 2012 (Unaudited)	March 31, 2012
ASSETS
Current assets
Cash and cash equivalents	1,671,491	1,762,171
Accounts receivable, net	132,083	191,296
Investment tax credits receivable	310,426	259,720
Other tax credits	32,118	40,724
Prepaid expenses	16,803	25,198
	2,162,921	2,279,109

Long term deposit	—	9,722
Investment	304,190	300,557
Intangible assets	26,166	35,031
Property and equipment, net	34,130	33,871
	2,527,407	2,658,290
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable	90,582	23,790
Accrued liabilities	43,388	53,386
Deferred revenue	220,458	171,414
	354,428	248,590
Deferred rent	—	—

Shareholders' equity:
Preferred shares, no par value, non-cumulative	—	—
dividend at a rate to be determined by the Board of Directors redeemable for CDN $1 per share. Unlimited authorized shares; issued and outstanding NIL shares at June 30, 2012 and March 31, 2012.
Special shares, no par value, non-voting,
Unlimited authorized shares; issued and outstanding NIL shares at June 30, 2012 and March 31, 2012.	—	—
Common shares, no par value, voting,
Unlimited authorized shares; 125,460,867 shares issued and outstanding as at June 30, 2012 and 125,460,867 as at March 31, 2012.	19,262,796	19,262,796
Additional paid-in capital	2,825,571	2,825,571
Accumulated deficit	(20,186,638)	(20,112,481)
Accumulated other comprehensive income	271,251	433,814
	2,172,980	2,409,700
	2,527,408	2,658,290

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1 - BASIS OF PRESENTATION

The accompanying unaudited selected financial data of ZIM Corporation (“ZIM” or the “Company”) and its subsidiaries have been prepared pursuant to the rules and regulations of the United States Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP) have been condensed or omitted pursuant to such rules and regulations. The condensed consolidated balance sheet as of March 31, 2012 has been derived from our audited consolidated financial statements for the year ended March 31, 2012. These selected financial data should be read in conjunction with the financial statements and notes thereto included in the latest annual report on Form 20-F. These data have been prepared on the same basis as the audited consolidated financial statements for the year ended March 31, 2012 and, in the opinion of management, include all adjustments considered necessary for a fair presentation of the financial position, results of operations and cash flows of the Company. Unless otherwise stated in this Form 6-K the information contained herein has not been audited or reviewed by an independent auditor. The results of operations for the three month period ended June 30, 2012 are not necessarily indicative of the results to be expected for the full year.

2 – EQUITY INVESTMENT

On October 21st, 2010 ZIM Corporation made an equity investment in Seregon Solutions Inc.

Seregon’s Mobile Application Platform (MAP) is a rapid application development environment for mobile business applications that reduces the time, cost and risk of application creation, deployment, maintenance and administration. Seregon-powered applications run on a variety of Smartphones and synchronize with all backend systems and databases. Seregon MAP has been adopted by Independent Software Vendors (ISVs) for the development of mobile business applications for Public Safety, Enterprise Resource Planning, Transportation, Computer Aided Facilities Management and other market sectors. For more information on Seregon and its MAP product visit: www.seregon.com .

The equity interest in Seregon by ZIM is less than 10% and ZIM has no significant influence, as defined in ASC 323-10-15-6, over the corporate decisions of Seregon at this time. Based on these facts and the guidance provided by ASC 325-20 the investment has been accounted for using the cost method.

On June 29th, 2012 ZIM Corporation made an equity investment in Connecting People For Health Co-operative Ltd.

Connecting People for Health Co-operative Ltd. (CP4H) is owned by a large and varied base of co-ops that span Atlantic Canada. CP4H has created HealthConnex as a healthcare service for its members. CP4H has been promoting and working toward a more user-driven health care system since it was founded in 2006 by the co-op and credit union sector.

HealthConnex is a health portal providing tools for patients to drive positive change in the health care system, from the patient up. The HealthConnex internet portal provides convenient services and a pay engine that allow patients to connect with their health care team in new and innovative ways. In addition, HealthConnex purchased Benneworth Advanced Systems and the Medical Office Manager product (MOM) which was developed using ZIM's core database technology and language.

ZIM's investment in CP4H is strategic in nature as it provides the company with indirect access to the 1800+ medical professionals using MOM and future product opportunities.

The equity interest in CP4H by ZIM is less than 10% and ZIM has no significant influence, as defined in ASC 323-10-15-6, over the corporate decisions of CP4H at this time. Based on these facts and the guidance provided by ASC 325-20 the investment has been accounted for using the cost method.

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ITEM 2 – QUARTERLY BUSINESS REVIEW

This Form 6-K contains forward-looking statements regarding our business, financial condition, results of operations, liquidity and sufficiency of cash reserves, controls and procedures, prospects, revenue expectations, and allocation of resources that are based on our current expectations, estimates and projections. In addition, other written or oral statements which constitute forward-looking statements may be made by or on behalf of the registrant. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," or variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance, and are inherently subject to risks and uncertainties that are difficult to predict. As a result, actual outcomes and results may differ materially from the outcomes and results discussed in or anticipated by the forward-looking statements. These risks include foreign exchange risk, credit risk, fair value risks and key personnel risk and are therefore qualified in their entirety by reference to the factors specifically addressed in the sections entitled " QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK " and “RISK FACTORS” in our Annual Report on Form 20-F for the fiscal year ended March 31, 2012, as well as those discussed elsewhere in this Form 6-K. We operate in a very competitive and rapidly changing environment. New risks can arise and it is not possible for management to predict all such risks, nor can it assess the impact of all such risks on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. All forward-looking statements speak only as of the date of this Form 6-K. We undertake no obligation to revise or update publicly any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K, other than as required by law.

The following discussion includes information from the Selected Financial Data for the three month periods ended June 30, 2012 and 2011.  These results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

All financial information is prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and is stated in US dollars.

EXECUTIVE SUMMARY

Revenue for the quarter ended June 30, 2012 was $297,244, a decrease from $571,316 for the same period last year. The decrease in revenue resulted from decreases in database software sales and mobile revenues coupled with a weaker Brazilian real.

Net loss for the quarter was $64,150, as compared to a net income of $120,791for the quarter ended June 30, 2011. The decrease in net income principally reflects the decrease in sales and is partially offset by the Company’s continued management of selling and general administrative expenses.

ZIM had cash and cash equivalents of $1,671,491 at June 30, 2012 as compared to cash and cash equivalents of $1,942,342 at March 31, 2012.

BUSINESS OVERVIEW

ZIM started operations as a developer and provider of database software known as ZIM IDE software.  ZIM IDE software is used by companies in the design, development, and management of information databases and mission critical applications.  The Company continues to provide this software and ongoing maintenance services to its client base.

Beginning in 2002, the Company expanded its business strategy to include opportunities associated with mobile products.  Prior to fiscal 2007, the Company focused on developing products and services for the wireless data network infrastructure known as “SMS” or “text messaging”.  SMS will continue to provide a minimal amount of revenue within the mobile segment of operations. With the acquisition of Advanced Internet Inc. (AIS) in 2007, the Company also offers mobile content directly to end users.

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In fiscal 2010, ZIM added the ZIM TV service and in partnership with the International Table Tennis Federation (ITTF) provided development and hosting services for IPTV to ITTF end users. However, due to low sales volumes ZIM exited this market in fiscal 2011.

In fiscal 2012 and 2013, ZIM continued to develop and sell enterprise database software to end users as well as maintain its SMS messaging and mobile content product lines.

CRITICAL ACCOUNTING ESTIMATES

We prepare our condensed consolidated financial statements in accordance with United States GAAP, which requires management to make certain estimates and apply judgments that affect reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. We base our estimates and judgments on historical experience, current trends, and other factors that management believes to be important at the time the condensed consolidated financial statements are prepared. On an ongoing basis, management reviews our accounting policies and how they are applied and disclosed in our annual consolidated financial statements.

There have been no material changes to our critical accounting estimates from those described in our Form 20-F for the fiscal year ended March 31, 2012.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2012 COMPARED TO THE THREE MONTHS ENDED JUNE 30, 2011

The following discussion includes information derived from the unaudited and not reviewed condensed consolidated statements of operations for the three months ended June 30, 2012 and 2011. The information for the three months ended June 30, 2012, in management's opinion, has been prepared on a basis consistent with the audited consolidated financial statements for the fiscal year ended March 31, 2012, and includes all adjustments necessary for a fair presentation of the information presented.

These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

REVENUES

	Three months ended June 30, 2012	As a %	Three months ended June 30, 2011	As a %
	$		$
Mobile content	8,168	3	17,490	3
Bulk SMS	8,577	3	32,451	6
	16,745	6	49,941	9

Software	34,034	11	256,681	45
Maintenance and consulting	246,465	83	264,694	46
	280,499	94	521,375	91

Total Revenue	297,244	100	571,316	100

Total revenues for the three months ended June 30, 2012 were $297,244 as compared to $571,316 for the three months ended June 30, 2011. This quarter over quarter decrease of $274,072 (48%) in revenues is mainly attributable to the decrease in enterprise software sales.

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REVENUE ANALYSIS BY SERVICE/PRODUCT OFFERING

MOBILE CONTENT

On April 1, 2006 we acquired AIS and its two internet portals offering mobile content. Consumers are able to download ringtones and wallpapers directly from our internet sites to their mobile phones. Consumers can choose to pay for the content with their credit card or through electronic billing systems. Compared to $17,490 for the three months ended June 30, 2011 this revenue stream has decreased to $8,168 for the three months ended June 30, 2012 as a result of continued saturation of the market.

BULK SMS

Bulk SMS messaging gives our customers the ability to send out a single message concurrently to a wide distribution list. Success in this industry is dependant on sending large quantities of messages on stable cost effective telecommunication routes. For the quarter ended June 30, 2012 we experienced fewer customers using our routes and this resulted in decreased revenue from $32,451 to $8,577. In general, bulk messaging customers choose the service provider that is offering the lowest cost route. Different aggregators are able to negotiate different price points based on the traffic they are able to guarantee to the mobile operators. Due to the size of our competitors, and our competitors’ ability to negotiate better terms, there can be no guarantee that we will have routes that are the most cost effective in the future. We are not focusing on expanding this area of the business. As a result, we do not expect to see any further growth in our bulk messaging revenue during the remainder of fiscal 2013.

SOFTWARE, MAINTENANCE AND CONSULTING

We generate revenues from the sale of our database product as well as the subsequent maintenance and consulting fees. Total revenues relating to the ZIM IDE have decreased from $256,681 to $34,034 for the quarters ended June 30, 2011 and 2012, respectively. The decrease in revenue is a result of the decrease in the sale of enterprise software licenses. Maintenance and consulting revenue has decreased from $264,694 to $246,465 mainly due to the weakening of the Brazilian real.

We will continue to allocate resources to the maintenance and development of our database products while we continue to generate revenues from this product line. We remain committed to serving our existing customers and expanding our customer base.

OPERATING EXPENSES

	Three months ended June 30, 2012	Three months ended June 30, 2011	Period to period change
	$	$	$

Cost of revenue	27,844	36,973	(9,129)
Selling, general and administrative	256,109	310,180	(54,071)
Research and development	141,943	177,309	(35,366)
	425,896	524,462	(98,566)

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COST OF REVENUE

	Three months ended June 30, 2012	Three months ended June 30, 2011
	$	$
Mobile
Revenue	16,745	49,941
Cost of revenue	(6,875)	(13,189)
Gross margin	9,870	36,752

Gross margin percentage	59%	74%

Software
Revenue	246,465	521,375
Cost of revenue	(20,969)	(23,784)
Gross margin	225,496	497,591

Gross margin percentage	91%	95%

The decrease in gross margins in our mobile segment relates to increase costs related to bulk SMS messaging. At the same time, the margins in the software line of business remained stable.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses for the quarters ended June 30, 2012 and June 30, 2011 were $256,109 and $310,180 respectively. The decrease in selling, general and administrative fees is a result of the weakening Brazilian real and a reduction in withholding taxes in Brazil.

STOCK-BASED COMPENSATION

For the three months ended June 30, 2012, and June 30, 2011 the Company recognized compensation expense for employees and consultants of NIL and NIL respectively. The Company does not have any non-vested awards.

RESEARCH AND DEVELOPMENT

Research and development expenses for the quarters ended June 30, 2012 and 2011 were $141,943 and $177,309, respectively. This decreased level of research and development investment reflects the reduction in high cost staff and the replacement with lower cost staff.

NET INCOME

The Company recorded a net loss of $64,150 and a net income of $120,791 during the three months ended June 30, 2012 and the three months ended June 30, 2011, respectively.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2012, ZIM had cash and cash equivalents of $1,671,491 and working capital of $1,743,382 as compared to cash and cash equivalents of $1,762,171 and working capital of $2,030,519 at March 31, 2012. This decrease in cash position principally reflects lower revenues and the weakening Brazilian real.

10

Cash flows for the fiscal periods were as follows:

	Three months ended June 30, 2012	Three months ended June 30, 2011
	$	$
Cash flows provided by operating activities	72,651	253,614
Cash flows provided by (used in) investing activities	(3,364)	(9,379)
Cash flows provided by financing activities	—	—

At June 30, 2012, the Company had access to a line of credit for approximately $490,629 from its Chief Executive Officer and a working capital line from its principal banker for approximately $49,063, in addition to a cash and cash equivalent balance of $1,671,491. Management believes that these funds, together with cash from on-going operations, will be sufficient to fund existing operations for the next 12 months. However, there is no guarantee that unanticipated circumstances will not require additional liquidity, and in any event, these funds alone may not allow for any additional expenditures or growth.

Future liquidity and cash requirements will depend on a wide range of factors, including the level of success the Company has in executing its strategic plan as well as its ability to maintain business in existing operations and its ability to raise additional financing. If ZIM’s expenses surpass the funds available or if ZIM requires additional expenditures to grow the business, the Company may be unable to obtain the necessary funds and ZIM may have to curtail or suspend some or all of its business operations, which would likely have a material adverse effect on its business relationships, financial results, financial condition and prospects, as well as on the ability of shareholders to recover their investment.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

On July 5, 2012, the Company issued 10,000,000 common shares to executive officers and consultants in lieu of cash compensation for services provided. 5,000,000 shares were issued to Dr. Michael Cowpland and 5,000,000 shares were issued to a holding company controlled by Mr. James Stechyson on approval of the Board of Directors. The share value at the time of the issue was deemed to be $0.01 and compensation expense of $100,000 was recognized.

ITEM 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

FOREIGN EXCHANGE RISK

The Company operates internationally, giving rise to significant exposure to market risks from fluctuations and the degree of volatility of foreign exchange rates. The Company is exposed to exchange risk due to the following financial instruments denominated in foreign currencies.

Cash and cash equivalents of $1,671,491 are comprised of $110,620 in cash and $1,560,871 in cash equivalents. The cash equivalents of $1,560,871 at June 30, 2012 ($1,517,976 at March 31, 2012) are comprised of:

Held in Canada:

TD Waterhouse at 1.25% - $1,161 ($1,184 CDN) – Payable on demand

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Held in Brazil:

Bank Deposit Certificate (CDB) at 8% per annum plus inflation - $1,559,710 – Payable on demand. Of these deposits only R$180,000 are secured by Government Deposit Insurance.

Cash and cash equivalents includes the following amounts in their source currency:

	June 30, 2012	March 31, 2012

Canadian dollars	7,018	145,454
US dollars	34,026	44,127
Brazilian reals	3,212,622	2,819,710
British pounds	7,384	10,567
Euros	15,847	5,076

Accounts receivable include the following amounts receivable in their source currency:

	June 30, 2012	March 31, 2012

Canadian dollars	10,779	27,074
US dollars	32,339	102,726
Brazilian reals	180,817	94,057
British pounds	438	438
Euros	(1,194)	6,432

Accounts payable include the following amounts payable in their source currency:

	June 30, 2012	March 31, 2012

Canadian dollars	86,182	19,629
US dollars	5,458	3,541
Brazilian reals	635	805
British pounds	154	100

Accrued liabilities include the following accruals in their source currency:

	June 30, 2012	March 31, 2012

Canadian dollars	14,259	26,457
US dollars	12,239	11,709
Brazilian reals	34,473	27,675

The Company does not use derivative financial instruments to reduce its foreign exchange risk exposure.

CREDIT RISK

The Company is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments. Credit exposure is minimized by dealing with only creditworthy counterparties in accordance with established credit approval policies.

Concentration of credit risk in accounts receivable is indicated below by the percentage of the total balance receivable from customers in the specified geographic area:

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	June 30, 2012	March 31, 2012

Canada	8%	14%
North America, excluding Canada	24%	54%
South America	68%	27%
Great Britain	1%	0%
Europe, excluding Great Britain	(1%)	5%
	100%	100%

FAIR VALUE

The carrying values of cash and cash equivalents, accounts receivable, investment tax credits receivable, lines of credit, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of the instruments.

KEY PERSONNEL RISK

We currently depend heavily on the services of Dr. Michael Cowpland and Mr. James Stechyson. The loss of the services of Dr. Cowpland and Mr. Stechyson and other key personnel could affect our performance in a material and adverse way.

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SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ZIM Corporation

Registrant

DATE	SIGNATURE
August 17, 2012	/s/ Dr. Michael Cowpland Dr. Michael Cowpland, President and Chief Executive Officer

DATE	SIGNATURE
August 17, 2012	/s/ John Chapman John Chapman, Chief Financial Officer

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